United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Meta Platforms, Inc.

RE: The case to vote FOR Proposal Twelve on the 2024 Proxy Ballot (“Shareholder Proposal Regarding Report and Advisory Vote on Minimum Age for Social Media”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 12 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal Twelve on the 2024 proxy ballot of the Meta Platforms, Inc. (“Meta” or the “Company”). The Resolved clause states:

Shareholders of Meta Platforms, Inc., request the Board of Directors to commission a third-party report assessing potential risks and benefits of instituting a higher minimum age for users of its social media products.

After the report’s publication, shareholders request the Company conduct an advisory shareholder vote on whether to institute a higher minimum age for users.

Introduction

Meta, formerly known as Facebook, owns and operates four of the most widely used social media and communications platforms globally: Facebook, Instagram, WhatsApp, and Messenger.[1] It is a titan in the technology industry, and one of the most powerful companies in the world. Its platforms collectively shape global communication, media consumption, and social interaction. However, public agencies, protective groups, and parents have scrutinized Meta for the negative effects its products have on youth.

Social media applications and websites are dangerous.2 In 2023, the U.S. Surgeon General issued a health advisory on the negative impacts of social media platforms, warning they impose “a profound risk of harm to the mental health and well-being of children and adolescents.”3 These include damage to mental health, exposure to inappropriate content, and increased risk of sexual exploitation.

Meta has an ethical imperative to protect children from harm on its platform. Further, the Company has a fiduciary responsibility to protect itself from the reputational and legal risks that are already destroying shareholder value.

The Proposal offers the Company an obvious solution – to consider increasing its age requirements.

The Negative Effects of Social Media on Youth

Social media usage has numerous detrimental effects on young users, including, but not limited to, the issues outlined in the Proposal.

Addiction and mental health issues

Social media platforms are engineered to capture and retain user attention for extended periods. This design is not accidental but is a result of careful optimization of various engagement-boosting features such as notifications, likes, and infinite scrolling. These features exploit the brain’s reward centers, releasing dopamine—a neurotransmitter linked to pleasure and addiction. The instant feedback loop created by these interactions can lead to habitual use that some users

1 Statista. “Most popular social networks worldwide as of April 2024, ranked by number of monthly active users.” See https://www.statista.com/statistics/272014/global-social-networks-ranked-by-number-of-users/

2 Weir, Kirsten. “Social media brings benefits and risks to teens. Psychology can help identify a path forward,” American Psychological Association: Monitor on Psychology, September 1, 2023. See https://www.apa.org/monitor/2023/09/protecting-teens-on-social-media

3 US Surgeon General. “Social Media and Youth Mental Health,” Department of Health and Human Services, 2023. See https://www.hhs.gov/sites/default/files/sg-youth-mental-health-social-media-advisory.pdf find difficult to control. This phenomenon is increasingly being recognized as “problematic social media use” or social media addiction, which is characterized by an excessive and compulsive need to log onto or use social media, leading to impairment or distress in daily life.4 Young users are particularly vulnerable to the addictive properties of social media.

In May 2023, the American Psychological Association issued a health advisory on problematic social media use, advising that the social media experience should look significantly different for adolescents compared to adults. For example, the advisory noted that many features, such as the “like” button, which are designed to increase engagement, may not be suitable for adolescents.[5] While the organization stops short of calling for adolescents to cease using social media entirely, listing a handful of potential benefits of youth social media usage, the report provides a litany of potentially negative effects that may justify increasing barriers to adolescent participation.

The impact of social media addiction extends beyond the psychological, affecting the daily lives and routines of individuals. For many young users, the compulsion to check updates, respond to notifications, or achieve likes on their posts can disrupt important aspects of their lives, such as academic performance, physical health, and real-life social interactions. Research indicates that students who are heavy social media users tend to have poorer academic performance due to the time that could be spent on studying or engaging in educational activities.6 Furthermore, the pervasive nature of social media can lead to significant disruptions in sleep patterns, as many youths report using their devices late into the night, which directly impacts their ability to function effectively during the day.7

Moreover, the behavioral issues linked to social media addiction often are manifest in more subtle psychological ramifications. Users may experience increased anxiety, stress, and feelings of inadequacy stemming from their interactions or comparisons with others on these platforms. The curated and often idealized portrayals of life by peers can exacerbate feelings of envy, dissatisfaction, and loneliness. This social comparison aspect of social media is particularly

4 Pellegrino A, Stasi A, and Bhatiasevi V. “Research trends in social media addiction and problematic social media use: A bibliometric analysis,” Front Psychiatry, November 10, 2022. PMID: 36458122; PMCID: PMC9707397. See https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9707397/

5 American Psychological Association. “Health Advisory on Social Media Use in Adolescence,” May 2023. See https://www.apa.org/topics/social-media-internet/health-advisory-adolescent-social-media-use.pdf

6 Landa-Blanco, Miguel; García, Yarrell Reyes; Landa-Blanco, Ana Lucia; Cortés-Ramos, Antonio; Paz-Maldonado, Eddy. “Social media addiction relationship with academic engagement in university students: The mediator role of self-esteem, depression, and anxiety,” Heliyon, January 30, 2024. PMID: 38293527; PMCID: PMC10825341. See https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10825341/

7 Biello, Stephanie; Scott, Holly; Woods, Heather Cleland. “Social media use and adolescent sleep patterns: cross-sectional findings from the UK millennium cohort study,” BMJ Open, October 22, 2019. PMID: 31641035. PMCID: PMC6830469. See

https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6830469/

detrimental among teenagers and young adults who are at a critical stage of developing self-esteem and personal identity. Finally, the environment of constant connectivity and comparison has been linked to pressure to meet unrealistic standards of success and happiness. Constantly showcased on social media, they can lead to deeper mental health issues, including chronic anxiety and depressive disorders.8 Clinicians and researchers are calling for more stringent measures to address these addictive behaviors and mitigate their impact on young users' mental and emotional well-being.

To make matters worse, the Company’s researchers have been aware for several years that Instagram may negatively impact the mental health and wellbeing of young users, particularly females.[9] The Company has done little to mitigate these risks.

Meta is legally required to prevent users under the age of 13 from accessing its platforms, yet a lawsuit brought by forty-one states and the District of Columbia alleges the Company illegally markets its products to underage users. Further, the lawsuit accuses Meta of intentionally designing its platforms with addictive features. According to the Tennessee Attorney General, “that’s tobacco-suit level, opioid-suit level commitment.”[10] This lawsuit is an example of how the negative effects of its platforms have become more than an ethical risk; They have also become a legal risk.

Exposure to inappropriate content and exploitation

Meta’s platforms also expose young users to inappropriate content. Such content ranges from sexually explicit material to graphic violence, which can have profound psychological impacts on young viewers. The algorithms that power these platforms do not always effectively distinguish between suitable and unsuitable content for different age groups, inadvertently recommending to vulnerable users. The ease of access to this content, coupled with the curiosity inherent in youth, leads to increased risks of exposure, which can have lasting effects on their development and perception of normative behaviors.

8 Newport Institute. “The Mental Health Effects of Social Media Addiction and Overuse in Young Adults.” See https://www.newportinstitute.com/resources/co-occurring-disorders/social-media-addiction/

9 Horwitz, Jeff; Seetharaman, Deepa; Wells, Georgia. “Facebook Knows Instagram Is Toxic for Teen Girls, Company Documents Show,” Wall Street Journal. See https://www.wsj.com/articles/facebook-knows-instagram-is-toxic-for-teen-girls-company-documents-show-11631620739

10 Horwitz, Jeff. “States Sue Meta Alleging Harm to Young People on Instagram, Facebook,” Wall Street Journal, October 24, 2023. See https://www.wsj.com/tech/states-sue-meta-alleging-harm-to-young-people-on-instagram-facebook-f9ff4641

In some cases, it may be deliberate. Another lawsuit filed by the State of New Mexico alleges that “Meta has allowed Facebook and Instagram to become a marketplace for predators in search of children upon whom to prey.” The Wall Street Journal states:11

The New Mexico attorney general’s office filed the suit after it ran an investigation that included setting up test accounts on Instagram and Facebook purporting to other users to be those of teenagers or preteens, including artificial-intelligence generated photographs of the fictional account-holding children. The suit says that Meta’s algorithms recommended sexual content to those accounts and that they were inundated with explicit messages and sexual propositions from other users.

An account for “Issa Bee,” for which investigators posted photos purporting to be a 13-year-old girl from Albuquerque, N.M., attracted thousands of adult followers who deluged her with both invitations to join private chat groups and sex content featuring both children and adults, according to the suit. On Facebook Messenger, the account’s chats are “filled with pictures and videos of genitalia, including exposed penises, which she received at least 3-4 times per week,” the complaint states.

Furthermore, the platforms often become arenas for exploitation, especially of minors. The National Center for Missing & Exploited Children (NCMEC) has reported a disturbing rise in child sexual abuse material (CSAM) on social media, with incidents increasing by over 15,000% in the last fifteen years. “At the same time, a report from Facebook to NCMEC in fall 2020 found that only six videos accounted for more than half of reported CSAM content across Facebook and Instagram—indicating that vast networks of individuals are relentlessly sharing pre-existing CSAM.”12

From the 29 million CSAM reports received by NCMEC in 2022, Meta submitted 95 percent.13 Even worse, Facebook Messenger and Meta Pay are used to buy and sell CSAM.14 An extensive report published in The Guardian explains how the Facebook and Instagram facilitate the creation and proliferation of CSAM.15

11 Blunt, Katherine; Horwitz, Jeff. “Facebook and Instagram Steer Predators to Children, New Mexico Attorney General Alleges in Lawsuit,” Wall Street Journal, December 6, 2023. See https://www.wsj.com/tech/facebook-and-instagram-steer-predators-to-children-new-mexico-attorney-general-alleges-in-lawsuit-b76a5b04?mod=Searchresults_pos1&page=1

12 Pounder, Glen; Turek, Rasty. “On social media, child sexual abuse material spreads faster than it can be taken down,” Fast Company, July 14, 2021. See https://www.fastcompany.com/90654692/on-social-media-child-sexual-abuse-material-spreads-faster-than-it-can-be-taken-down

13 McQue, Katie. “Child safety groups and prosecutors criticize encryption of Facebook and Messenger,” The Guardian. See https://www.theguardian.com/technology/2023/dec/08/facebook-messenger-encryption-child-sexual-abuse

14 McQue, Katie. “How Facebook Messenger and Meta Pay are used to buy child sexual abuse material,” The Guardian. See https://www.theguardian.com/global-development/2024/mar/14/facebook-messenger-meta-pay-child-sexual-abuse-exploitation

15 McNamara, Mei-Ling & McQue, Katie. “How Facebook and Instagram became marketplaces for child sex trafficking,” The Guardian, April 27, 2023. See https://www.theguardian.com/news/2023/apr/27/how-facebook-and-instagram-became-marketplaces-for-child-sex-trafficking

Maya Jones was only 13 when she first walked through the door of Courtney’s House, a drop-in centre for victims of child sex trafficking in Washington DC. “She was so young, but she was already so broken by what she’d been through,” says Tina Frundt, the founder of Courtney’s House. Frundt, one of Washington DC’s most prominent specialists in countering child trafficking, has worked with hundreds of young people who have suffered terrible exploitation at the hands of adults, but when Maya eventually opened up about what she had been through, Frundt was shaken.

Maya told Frundt that when she was 12, she had started receiving direct messages on Instagram from a man she didn’t know. She said the man, who was 28, told her she was really pretty. According to Frundt, Maya told her that after she started chatting with the man, he asked her to send him naked photos. She told Frundt that he said he would pay her $40 for each one. He seemed kind and he kept giving Maya compliments, which made her feel special. She decided to meet him in person.

Then came his next request: “Can you help me make some money?” According to Frundt, Maya explained that the man asked her to pose naked for photos, and to give him her Instagram password so that he could upload the photos to her profile. Frundt says Maya told her that the man, who was now calling himself a pimp, was using her Instagram profile to advertise her for sex. Before long, sex buyers started sending direct messages to her account, wanting to make a date. Maya told Frundt that she had watched, frozen, what was taking place on her account, as the pimp negotiated prices and logistics for meetings in motels around DC. She didn’t know how to say no to this adult who had been so nice to her. Maya told Frundt that she hated having sex with these strangers but wanted to keep the pimp happy.

One morning three months after she first met the man, Frundt says that Maya was found by a passerby lying crumpled on a street in south-east DC, half-naked and confused. The night before, Maya told her, a sex buyer had taken her somewhere against her will, and she later recalled being gang-raped there for hours before being dumped on the street. “She was traumatized, and blamed herself for what happened. I had to work with her a lot to help her realise this was not her fault,” said Frundt when we visited Courtney’s House last summer.

Cyberbullying and social pressure

Cyberbullying is another pervasive issue on social media platforms, where the anonymity and physical distance provided by digital interactions embolden individuals to engage in behaviors they might otherwise avoid in face-to-face settings. For young users, the impacts of cyberbullying can be devastating, leading to emotional distress, academic problems, and severe mental health issues. According to the Pew Research, about 46% of young people between the ages of 13 and 17 have been bullied online.16 These experiences are often correlated with

16 Vogels, Emily, A. “Teens and Cyberbullying 2022,” Pew Research, December 15, 2022. See https://www.pewresearch.org/internet/2022/12/15/teens-and-cyberbullying-2022/

increased risks of depression, substance abuse, and even suicide.17 The persistent nature of cyberbullying—where harmful content can circulate widely and remain accessible indefinitely—exacerbates these effects, making it difficult for victims to find relief even in their own homes.

Adding to the complexity of cyberbullying is the growing problem of “sextortion,” a form of blackmail in which a perpetrator threatens to release explicit images of the victim – who is often underage – unless they acquiesce to certain demands, often for more images, sexual favors, or money. This form of exploitation has surged with the increased use of social media among teens, where sharing personal and sometimes intimate information or photos can sometimes occur without full awareness of the potential consequences. The FBI has reported increasing incidents of sextortion,[18] highlighting a dire need for stronger protective measures on social media platforms.

The Need to Raise the Minimum Age

The destructive effects of social media usage on adolescent users are obvious. In addition to those already mentioned, “other identified associated problems were sleep, addiction, anxiety, sex-related issues, behavioral problems, body image, physical activity, online grooming, sight, headache, and dental caries.”19 As studies have shown,20 social media is an addictive product akin to a controlled substance, establishing limits on youth access is warranted.

In fact, the push to protect kids from the negative effects of social media has been one of the few bipartisan issues in an otherwise divided US government.21 Various efforts to set a minimum age limit for social media usage have been proposed at the national level, and already adopted at the state level.22

17 Selkie, Ellen M.; Kota, Rajitha; Chan, Ya-Fen; Moreno Moreno. “Cyberbullying, depression, and problem alcohol use in female college students: a multisite study.” Cyberpsychology, Behavior Social Networking, February 1, 2015. PMID: 25684608; PMCID: PMC4323024. See https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4323024/

18 Huizar, Terry. “Why the ‘sextortion’ of teenagers is growing,” NBC News, December 22, 2022. See https://www.nbcnews.com/think/opinion/fbi-warning-teens-sextortion-means-parents-need-take-steps-rcna62795

19 Bozzola E., Spina G., Agostiniani R., Barni S., Russo R., Scarpato E., Di Mauro A., Di Stefano A.V., Caruso C., Corsello G., Staiano A. “The Use of Social Media in Children and Adolescents: Scoping Review on the Potential Risks.” International Journal of Environmental Research and Public Health. 36011593; PMCID: PMC9407706. See https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9407706/

20 Thompson, Derek. “Social Media Is Attention Alcohol,” The Atlantic, September 17, 2021. See https://www.theatlantic.com/ideas/archive/2021/09/social-media-attention-alcohol-booze-instagram-twitter/620101/

21 Ibssa, LaLee. “Bipartisan pair of lawmakers push to protect children online,” ABC News, May 2, 2023. See https://abcnews.go.com/Politics/bipartisan-pair-lawmakers-push-protect-children-online/story?id=99015830

22 DiMolfetta, David; Lima-Strong, Cristiano. “Incoming Senate bill would set age limit for kids on social media,” Washington Post, April 25, 2023. See https://www.washingtonpost.com/politics/2023/04/25/incoming-senate-bill-would-set-age-limit-kids-social-media/

However, Meta should not wait for governments to take action. The Company should take initiative and explore raising the minimum age on its own. While the Company may lose advertising revenue, raising the minimum age would alleviate the ethical, reputational, and legal risks currently posed by allowing adolescents to use its platforms. Thus, it may not only be the moral decision, but also the fiduciary decision.

Meta should examine all the pros and cons of raising the minimum age for its platforms. The Company should then release its findings to shareholders and allow shareholders the opportunity to advise the Company on whether raising the minimum age would be a prudent decision.

Response to Meta’s Opposition Statement

Meta’s board asserts that its existing safeguards to protect young users are sufficient, emphasizing their investment in technologies and tools for age verification and content moderation. However, the evidence outlined in this document starkly contradict this assertion. Despite the Company’s claims, the persistent rise in incidents such as cyberbullying, sextortion, and the spread of child sexual abuse material (CSAM) on their platforms illustrates a clear and ongoing failure to adequately protect young users. These issues are not merely isolated incidents but also part of a systemic problem that existing safeguards have been unable to curb. This discrepancy between Meta’s claims and the lived reality of many young users underscores the necessity of reassessing and strengthening these protective measures.

Furthermore, while Meta’s board mentions its oversight of youth safety issues through its audit & risk oversight committee, there is a concerning lack of transparency in their findings and actions. Shareholders, who are partly responsible for ensuring that the Company operates ethically and sustainably, are currently in the dark about the specifics of these oversight activities. The lack of disclosed outcomes from the board’s oversight implies that either the actions taken are insufficiently effective, or that the oversight is not as robust as claimed. The Proposal for a third-party report and subsequent advisory vote is a measure aimed at enhancing transparency and accountability, ensuring that shareholders have a clear understanding of the risks involved and the efficacy of the measures being employed.

Lastly, Meta’s board argues that the costs associated with implementing the requested report and advisory vote are substantial and without meaningful benefit. However, this perspective is shortsighted and neglects the long-term benefits that these actions are likely to engender. Strengthening age verification processes and enhancing user safety measures can significantly mitigate legal and reputational risks, potentially leading to greater shareholder value and trust in the brand. The investment in rigorous safety standards and transparent reporting is not just a financial decision, but also a strategic one that aligns with ethical business practices and long-term sustainability. The potential benefits of these measures, in safeguarding the well-being of young users and securing the Company's reputation, far outweigh the initial costs.

Conclusion

It is imperative that Meta prioritize the well-being of its youngest and most vulnerable users. The evidence presented in this document highlights significant gaps in the current safeguards intended to protect these users from the myriad harms associated with social media use, and the ongoing legal, ethical, and reputational risks underscore the insufficiency of these efforts.

Embracing the Proposal to reevaluate and potentially raise the minimum age requirements will not only align with Meta’s ethical obligations but also enhance shareholder value by mitigating risks and fostering a safer, more trustworthy environment for all users. The cost of implementing this Proposal is a prudent investment in Meta’s future, ensuring that the Company protects its young users and secures the long-term health and success of its platforms.

Thus, NLPC urges shareholders to vote FOR Proposal Twelve on the 2024 proxy ballot of Meta Platforms, Inc.

Photo credits:

Page 2 – Facebook (now Meta) HQ sign, Anthony Quintano/Creative Commons

Page 3 – Child on smartphone, Czar Hey/Creative Commons

Page 4 – Child on iPhone, apdk/Creative Commons

Page 7 – Cyberbullying death headline, Bernie Goldbach/Creative Commons

Page 8 – Meta Platforms Chairman/CEO Mark Zuckerberg, Anthony Quintano/Creative Commons

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For questions regarding Meta Platforms, Inc – Proposal Twelve – “Shareholder Proposal Regarding Report and Advisory Vote on Minimum Age for Social Media,” sponsored by National Legal and Policy Center, please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.